August 14, 2008
via EDGAR CORRESPONDENCE and FACSIMILE 703-813-6983
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, DC 20549

Re:	Eddie Bauer Holdings, Inc.
Form 10-K filed March 13, 2008
File No. 001-33070
Schedule 14A filed March 21, 2008
Dear Mr. Reynolds:
We are in receipt of your letter of August 7, 2008, regarding the above-referenced filings. This response is being given on behalf of Eddie Bauer Holdings, Inc. (the “Company”). Each of your two comments concerns the Executive Compensation disclosure in the Company’s Schedule 14A filed March 21, 2008. Each comment is summarized below, and each comment is followed by our response.
1. Schedule 14A
     Executive Compensation, Page 17
In future filings please ensure that you clarify how the size of the bonus pool underlying your Annual Incentive Plan is determined once you have met your target threshold.
Response 1
We acknowledge your comment and in the future, will clarify how the size of the bonus pool is determined. We have changed the method of calculation in fiscal 2008 so that bonuses are calculated and paid annually, not quarterly. The calculation of the bonus pool in 2008 will be discussed in our Schedule 14A — Compensation Discussion and Analysis for fiscal 2008.
10401 NE 8th Street × Ste 500 × Bellevue, WA 98004 × Phone 425-755-6202 × Fax: 425-755-7671 × www.eddiebauer.com

2. Deferred Compensation for NEO
Your existing disclosure indicates that one of your named executive officers participates in your deferred compensation plan. In reviewing your disclosure, we were unable to locate the deferred compensation table and narrative description contemplated by Item 402(i) of Regulation S-K. Please advise.
Response 2
You have asked about the table contemplated by Item 402(i) of Regulation S-K. We did not include the table in our Schedule 14A filing for fiscal 2007 because we do not believe such was required, nor that it would further an understanding of the deferred compensation component of executive compensation, although it will be included in the Compensation Discussion and Analysis for fiscal 2008. We believe that we have provided a narrative description of all material factors relevant to the understanding of the Company’s Nonqualified Deferred Compensation Plan (“DCP”) as required by Item 402(i)(3) in various sections of the Schedule 14A — Compensation Discussion and Analysis disclosures.
On Page 32 of our Schedule 14A disclosure, under Compensation Discussion and Analysis – Employment Agreements and Letters; Termination and Change in Control Payments under the subheading “Neil Fiske – DCP Contribution”, the Company discloses that Mr. Fiske will be entitled to a Company-provided discretionary allocation of $1,500,000, to be credited to a Company contribution account for Mr. Fiske’s benefit under the terms of the DCP. The disclosure goes on to discuss that the contribution to the DCP will vest in three equal installments of one-third of the account balance on each of the first three anniversaries of the “Start Date” – the commencement of Mr. Fiske’s employment with the Company, which was July 9, 2007.
Mr. Fiske does not earn any portion of the discretionary allocation to the DCP until he has been employed by the Company for one year pursuant to the terms of his employment agreement. Mr. Fiske earned and became entitled to $500,000 of deferred compensation on July 9, 2008. Mr. Fiske will earn succeeding contributions of $500,000 in July 2009 and July 2010. Given that the initial contribution was not earned until July 9, 2008, and that the table specified in Section 402(i) only requires disclosure of executive and registrant contributions and withdrawals made, and earnings accrued during the last fiscal year (ie. 2007), the Company determined that tabular disclosure would not further understanding of components of Mr. Fiske’s compensation, as all entries in the table would be “$0”, since Mr. Fiske made no individual contributions to the DCP, and had not earned any portion of the deferred compensation to be allocated to him by the Company. In the Schedule 14A disclosures for the Company’s 2008 and succeeding fiscal years, however, the Company will include the Item 402(i) table, showing the registrant contribution (the amount earned by Mr. Fiske in the year) and aggregated earnings for the last fiscal year, with footnotes tying back to the disclosures regarding the terms of Mr. Fiske’s employment agreement and the table identified below discussing acceleration of vesting on change in control.
The Company provided text disclosures in its Schedule 14A of the material factors required by Item 402(i)(3) necessary to an understanding of the DCP under Overview of 2007 Compensation Program Objectives and Key Compensation Components – Other Benefits – Nonqualified Deferred Compensation, under which the Company discussed those components of compensation that may be deferred by an NEO and the limitations on the extent to which deferral is permitted, how the deferred compensation is allocated, how earnings on the deferred amounts are calculated and how deferred compensation is paid. The Company also disclosed under Eddie Bauer Termination Benefits that Mr. Fiske’s unvested deferred compensation would vest upon certain change in control circumstances, and provided disclosure of the amount that would vest.
Requested Company acknowledgements. The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in our Schedule 14A filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action regarding such filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
I hope that we have adequately addressed the comments of the Securities and Exchange Commission. If you have additional questions or comments, please contact the undersigned at 425-755-6202. Thank you.
Sincerely,
/s/ Freya R. Brier
Freya R. Brier
Senior Vice President and General Counsel
Eddie Bauer Holdings, Inc.